Exhibit 99.1
Stellantis Delivers Record Full Year 2022 Results; Global BEV Sales Up 41%
Progressing Fast on Dare Forward 2030 Execution
•Net revenues of €179.6 billion, up 18% compared to 2021 Pro Forma(1) reflecting strong net pricing, favorable vehicle mix and positive FX translation effects
•Net profit of €16.8 billion, up 26%(1)
•Adjusted operating income(2) up 29%(1) to €23.3 billion, with 13.0% margin, exceeds 2030 target of >12%; all segments contributing to both top and bottom line growth
•Industrial free cash flows(3) of €10.8 billion, up 78%(1), showing early progress toward 2030 objective of >€20 billion
•Net cash synergies of €7.1 billion, more than two years ahead of €5.0 billion annual steady state target
•Strong balance sheet, with Industrial available liquidity at €61.3 billion
•No. 1 EU30 Commercial Vehicles BEV sales, No. 2 EU30 Overall BEV sales, No. 1 U.S. PHEV sales
•First U.S. BEV, Ram ProMaster, arrives 2023
•23 BEV nameplates now in market, 9 additional BEVs in 2023
•€4.2 billion ordinary dividend corresponding to €1.34 per share to be paid, subject to shareholder approval
•Board approved program to buyback company shares for a value of up to €1.5 billion, to be executed in the open market by end 2023
All financial comparisons are to FY 2021 Pro Forma(1)
AMSTERDAM, February 22, 2023 - Stellantis N.V. posted record full year 2022 results with €16.8 billion Net profit and ~~€~~23.3 billion Adjusted Operating Income (AOI), and demonstrated fast progress on Dare Forward 2030 as the Company gained momentum on electrification, software development and vertical integration at a pivotal time for the industry.

“In addition to our record financial results and the focused execution of the Dare Forward 2030 strategic plan, we also demonstrated the effectiveness of our electrification strategy in Europe. We now have the technology, the products, the raw materials, and the full battery ecosystem to lead that same transformative journey in North America, starting with our first fully electric Ram vehicles from 2023 and Jeep® from 2024. My deep appreciation to each and every employee, and our partners, for their contributions to a more sustainable future.”
                                                                Carlos Tavares, CEO

All-New, All-Electric Ram 1500 REV

RESULTS FROM CONTINUING OPERATIONS
FY 2023 GUIDANCE
Adjusted Operating Income Margin(2) Double-Digit
Industrial Free Cash Flows(3) Positive

2023 INDUSTRY OUTLOOK(4)
North America +5%
Enlarged Europe +5%
Middle East & Africa +5%
South America +3%
India & Asia Pacific +5%
China +2%

(€ million)		2022	2021 Pro Forma(1)	Change		2021

I F R S	Net revenues	179,592	152,119	+18%		149,419
	Net profit	16,779	13,354	+26%		13,218
	Cash flows from operating activities	19,959	n.a.	n.a.		18,646
N O N - G A A P	Adjusted operating income(2)	23,323	18,011	+29%		17,827
	Adjusted operating income margin(2)	13.0%	11.8%	+120	bps	11.9%
	Industrial free cash flows(3)	10,819	6,072	78%		n.a.
____________________________________________________________________________________________________________________________________
n.a. = not applicable
Basis of preparation: All reported data is unaudited. “2022” and “2021” represent results as reportable under IFRS. 2021 includes Legacy FCA from January 17, 2021, following the closure of the Merger; “2021 Pro Forma” is presented as if the Merger had occurred January 1, 2020 and include results of FCA for the period January 1 - 16, 2021. Refer to the “Notes” for additional detail. Reference should be made to the section “Safe Harbor Statement” included elsewhere within this document.

Refer to page 14 for an explanation of the items referenced on this page.

Stellantis is already on pace to deliver on its Dare Forward 2030 strategic plan commitments, while working to preserve freedom of mobility. Launched in March 2022, Dare Forward 2030 is built upon three fundamental pillars that will lead the Company to achieve its financial ambition of doubling Net Revenues to €300 billion by 2030 (as compared to 2021), while sustaining double-digit AOI margins throughout the decade.
CARE: Stellantis has the ambition to achieve carbon net zero by 2038 with an intermediate target of cutting carbon emissions in half by 2030(5), compared to 2021 levels. In 2022, the Company reduced its industrial and real estate (Scopes 1 & 2) carbon footprint by 11%(6). As it pushes to become No. 1 in customer satisfaction, Stellantis achieved an ∼30% reduction in vehicle defect rates three months after delivery to the end-customer. All of the Company's key HR processes have been aligned with its diversity and inclusion commitments and 27% of leadership positions are now held by women, targeting 30% by 2025.
TECH: Stellantis’ electrification push accelerated with a 41% increase in global battery electric vehicle (BEV) sales year-over-year, to 288,000 vehicles in 2022. With 23 BEVs now in market, the BEV portfolio will more than double to 47 by the end of 2024, supporting the target to have more than 75 BEVs globally and global BEV sales of 5 million by 2030. Notably the Jeep® brand revealed the first phase of its BEV offensive with the launch of Jeep Avenger, the first-ever fully electric Jeep SUV and now the European Car of the Year 2023. It also premiered the all-electric Jeep Recon and Wagoneer “S”, both intended for the North American and other major global markets. The Ram brand followed, unveiling earlier this month its highly anticipated all-new, all-electric Ram 1500 REV production version that will be available in Q4 2024.
Stellantis is No. 1 in EU30 Commercial Vehicles BEV sales and No. 2 in EU30 for overall BEV sales with the Fiat New 500 as the No. 1 selling BEV in Italy and the Peugeot e-208 No. 1 in France. The Company is positioned as No. 1 in the U.S. for plug-in hybrid electric vehicle (PHEV) sales, with the Jeep Wrangler 4xe as the No. 1 selling PHEV in both the U.S. and Canada.
The Company confirmed locations for five gigafactories (three in Europe and two in North America), with Automotive Cells Company, Samsung SDI and LG Energy Solution. As vertical integration of raw materials continues to be a focus, separate agreements were signed with Vulcan Energy, Controlled Thermal Resources, Alliance Nickel Limited (formerly GME Resources Limited), Element 25 and Terrafame.
Stellantis deepened its strategic partnership with Archer, announcing plans to jointly manufacture Midnight, Archer's flagship electric vertical take-off and landing (eVTOL) aircraft to help ease urban transportation congestion. In order to speed development of its hydrogen-powered offerings, the Company announced plans to acquire a stake in Symbio(7), a global leader in zero-emission hydrogen mobility. Additionally, Stellantis Ventures made 10 start-up investments with three projects to launch in 2023.
Stellantis' software advancements gained ground enabled by the deep partnerships with Amazon, Foxconn and Qualcomm, the hiring of more than 1,500 software engineers, and the ∼700 graduates from the Software and Data Academy. Meanwhile, the development of STLA Brain, STLA SmartCockpit and STLA AutoDrive software platforms is progressing. Prototype road testing to begin in the second half of 2023, with the start of technology production at the end of 2024. With the acquisition of aiMotive, Stellantis enhanced its artificial intelligence and autonomous driving core technology. The acquisition supplements existing work with BMW and Waymo.
The software growth strategy is on track to achieve its 2030 targets of €20 billion Net Revenues and ∼40% Gross Margin, as the business grew by 25% in 2022 vs. 2021. At the end of the year, Stellantis' monetizable connected car parc (based on 5-year rolling car parc) was ∼13 million vehicles, targeting ∼34 million by 2030. STLA Brain and standardization efforts from legacy systems and solutions to significantly reduce ECUs per vehicle by >50%.
VALUE: Stellantis prioritized its seven accretive businesses to complement its core business and achieved year-over-year(1) growth.
•U.S. Finco operations continued to expand, with approximately 90% of U.S. dealers enrolled to date
•Unveiled fulsome Circular Economy strategy, including first Circular Economy Hub in Italy and strategic partnership with Qinomic to develop proof of concept for electric retrofitting of light commercial vehicles
•Aramis Group reinforced its Europe online pre-owned car sales leadership with acquisitions in Italy and Austria. The Company is also expanding dealer online sales of pre-owned vehicles through Spoticar's launch in North America in 2023
•Mobilisights, an independent business unit fully dedicated to growing the Company’s data as a service business, launched in January 2023
Refer to page 14 for an explanation of the items referenced on this page and market and industry information

Importantly, all regions are growing and delivering record profitability. The “Third Engine” – Middle East & Africa, South America, and China and India & Asia Pacific – grew Net revenues by 34% y-o-y(1) and more than doubled its AOI contribution to €3.8 billion for 2022, making progress to achieve the target of more than 25% of the Company's global Net revenues by 2030.
What Stellantis has demonstrated in its initial two years is just a glimpse of the major impact the Company expects to have on mobility ecosystems in the future.
Regarding the €4.2 billion ordinary dividend corresponding to €1.34 per share to be paid, subject to shareholder approval the expected calendar for NYSE, Euronext Milan and Euronext Paris will be as follows: (i) ex-date April 24, 2023, (ii) record date April 25, 2023, and (iii) payment date May 4, 2023.
On February 22, 2023 at 2:00 p.m. CET / 8:00 a.m. EST, a live webcast and conference call will be held to present Stellantis' Full Year 2022 Results. The webcast and recorded replay will be accessible under the Investors section of the Stellantis corporate website at www.stellantis.com. The presentation material is expected to be posted under the Investors section of the Stellantis corporate website at approximately 8:00 a.m. CET / 2:00 a.m. EST on February 22, 2023.
Upcoming Events:
•March 29, 2023 Freedom of Mobility Forum, initiated by Stellantis and facilitated by Wavestone
•April 13, 2023 Annual General Meeting
About Stellantis
Stellantis N.V. (NYSE: STLA/ Euronext Milan: STLAM/ Euronext Paris: STLAP) is one of the world's leading automakers and a mobility provider. Its storied and iconic brands embody the passion of their visionary founders and today’s customers in their innovative products and services, including Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, Fiat, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. Powered by our diversity, we lead the way the world moves – aspiring to become the greatest sustainable mobility tech company, not the biggest, while creating added value for all stakeholders as well as the communities in which it operates. For more information, visit www.stellantis.com
Contacts: communications@stellantis.com or investor.relations@stellantis.com
Refer to page 14 for an explanation of the items referenced on this page and market and industry information

SEGMENT PERFORMANCE

NORTH AMERICA					ENLARGED EUROPE
€ million, except as otherwise stated	2022	2021 Pro Forma(1)	Change		€ million, except as otherwise stated	2022	2021 Pro Forma(1)	Change
Shipments (000s)	1,861	1,820	+41		Shipments (000s)	2,626	2,860	(234)
Net revenues	85,475	69,736	+15,739		Net revenues	63,311	59,060	+4,251
AOI	13,989	11,356	+2,633		AOI	6,293	5,370	+923
AOI margin	16.4%	16.3%	+10	bps	AOI margin	9.9%	9.1%	+80	bps
•Shipments up 2%, mainly due to higher volumes of all-new Grand Wagoneer, Jeep Compass and Chrysler Pacifica, partially offset by lower volumes of Grand Cherokee and Ram pickups
•Net revenues up 23%, primarily due to strong net pricing, favorable vehicle mix and positive FX translation effects
•Adjusted operating income up 23%, primarily due to higher Net revenues and favorable FX translation effects, partially offset by increased raw materials, components and logistics costs

•Shipments down 8%, with demand for all-new Peugeot 308, Fiat Panda, DS 4, Citroën C5 X and Alfa Romeo Tonale, more than offset by impact of unfilled semiconductor orders, logistics challenges and discontinuation of Peugeot 108 and Citroën C1 in 2022
•Net revenues up 7%, mainly due to positive net pricing, favorable vehicle mix, driven by new models, BEVs and PHEVs, and lower volumes with buyback commitments, partially offset by reduced shipment volumes
•Adjusted operating income up 17%, primarily due to increased Net revenues, cost containment actions and elevated used car profitability, partially offset by higher raw materials, energy, components and logistics costs

MIDDLE EAST & AFRICA					SOUTH AMERICA
€ million, except as otherwise stated	2022	2021 Pro Forma(1)	Change		€ million, except as otherwise stated	2022	2021 Pro Forma(1)	Change
Combined shipments(8) (000s)	426	389	+37		Shipments (000s)	859	830	+29
Consolidated shipments(8) (000s)	283	273	+10
Net revenues	6,453	5,201	+1,252		Net revenues	15,620	10,681	+4,939
AOI	1,078	545	+533		AOI	2,048	882	+1,166
AOI margin	16.7%	10.5%	+620	bps	AOI margin	13.1%	8.3%	+480	bps
•Consolidated shipments up 4%, mainly due to higher volumes of Opel Mokka, Corsa and Crossland X
•Net revenues up 24%, primarily due to strong net pricing, including pricing actions to offset Turkish lira devaluation, and improved market mix, partially offset by negative FX translation effects, mainly from Turkish lira
•Adjusted operating income up 98%, mainly due to higher Net revenues and strong operating leverage, partially offset by negative FX transaction and translation effects

•Shipments up 3%, primarily due to demand for all-new Fiat Pulse, Jeep Commander and Citroën C3, and higher Peugeot 208 volumes, partially offset by lower Jeep Renegade and Fiat Argo volumes and discontinuation of Fiat Uno
•Net revenues up 46%, due to a combination of favorable net pricing, vehicle mix, volumes and FX translation effects, mainly Brazilian real
•Adjusted operating income up 132%, primarily due to increased Net revenues and favorable FX translation, more than offsetting higher raw materials costs

CHINA AND INDIA & ASIA PACIFIC					MASERATI
€ million, except as otherwise stated	2022	2021 Pro Forma(1)	Change		€ million, except as otherwise stated	2022	2021 Pro Forma(1)	Change
Combined shipments(8) (000s)	205	219	(14)		Shipments (000s)	25.9	24.2	+1.7
Consolidated shipments(8) (000s)	127	120	+7		Net revenues	2,320	2,021	+299
Net revenues	4,505	3,980	+525		AOI	201	103	+98
AOI	654	442	+212		AOI margin	8.7%	5.1%	+360	bps
AOI margin	14.5%	11.1%	+340	bps
•Improved results primarily driven by favorable net pricing and vehicle mix, primarily related to Jeep Grand Cherokee L, Jeep Meridian and Ram 1500, partially offset by unfavorable market mix					•Improved results mainly due to increased net pricing, positive vehicle mix, due to MC20 and all-new Grecale, and favorable FX transaction effects, partially offset by increased D&A
Refer to page 14 for an explanation of the items referenced on this page.

RESULTS FROM CONTINUING OPERATIONS (€ million)		H2 2022	H2 2021	Change
I F R S	Net revenues	91,593	76,809	+19%
	Net profit	8,819	7,418	+19%
	Cash flows from operating activities	10,116	13,031	(22)%
N O N - G A A P	Adjusted operating income(2)	10,949	9,389	17%
	Adjusted operating income margin(2)	12.0%	12.2%	(20)	bps
	Industrial free cash flows(3)	5,500	7,235	(24)%

NORTH AMERICA					ENLARGED EUROPE
€ million, except as otherwise stated	H2 2022	H2 2021	Change		€ million, except as otherwise stated	H2 2022	H2 2021	Change
Shipments (000s)	902	947	(45)		Shipments (000s)	1,264	1,196	+68
Net revenues	43,032	37,289	+5,743		Net revenues	31,992	27,020	+4,972
AOI	6,306	6,120	+186		AOI	3,026	2,541	+485
AOI margin	14.7%	16.4%	(170)	bps	AOI margin	9.5%	9.4%	+10	bps

MIDDLE EAST & AFRICA					SOUTH AMERICA
€ million, except as otherwise stated	H2 2022	H2 2021	Change		€ million, except as otherwise stated	H2 2022	H2 2021	Change
Combined shipments(8) (000s)	227	189	+38		Shipments (000s)	456	406	+50
Consolidated shipments(8) (000s)	145	135	+10
Net revenues	3,414	2,654	+760		Net revenues	8,387	5,745	+2,642
AOI	606	298	+308		AOI	1,046	556	+490
AOI margin	17.8%	11.2%	+660	bps	AOI margin	12.5%	9.7%	+280	bps

CHINA AND INDIA & PACIFIC					MASERATI
€ million, except as otherwise stated	H2 2022	H2 2021	Change		€ million, except as otherwise stated	H2 2022	H2 2021	Change
Combined shipments(8) (000s)	105	117	(12)		Shipments (000s)	15.7	13.4	+2.3
Consolidated shipments(8) (000s)	65	59	+6		Net revenues	1,379	1,136	+243
Net revenues	2,353	2,097	+256		AOI	139	74	+65
AOI	365	236	+129		AOI margin	10.1%	6.5%	+360	bps
AOI margin	15.5%	11.3%	+420	bps
Refer to page 14 for an explanation of the items referenced on this page.

Reconciliations - Full Year
Net revenues from external customers to Net revenues and Net profit from continuing operations to Adjusted operating income

Results from continuing operations
2022	(€ million)	NORTH AMERICA	ENLARGED EUROPE	MIDDLE EAST & AFRICA	SOUTH AMERICA	CHINA AND INDIA & ASIA PACIFIC	MASERATI	OTHER(*)	STELLANTIS
Net revenues from external customers		85,474	63,226	6,453	15,640	4,500	2,322	1,977	179,592
Net revenues from transactions with other segments		1	85	—	(20)	5	(2)	(69)	—
Net revenues		85,475	63,311	6,453	15,620	4,505	2,320	1,908	179,592
Net profit from continuing operations									16,779
Tax expense									2,729
Net financial expenses									768
Share of the profit of equity method investees									(264)
Operating income									20,012
Adjustments:
Restructuring and other costs, net of reversals(A)		56	1,020	—	36	—	2	30	1,144
Takata recall campaign(B)		382	545	22	2	—	—	—	951
CAFE penalty rate(C)		660	—	—	—	—	—	—	660
Change in estimate of non-contractual warranties(D)		—	294	14	3	3	—	—	314
Impairment expense and supplier obligations(E)		99	92	—	45	—	—	1	237
Patents litigation(F)		93	40	—	1	—	—	—	134
Other(G)		(24)	(232)	(1)	62	36	—	30	(129)
Total adjustments		1,266	1,759	35	149	39	2	61	3,311
Adjusted operating income(2)		13,989	6,293	1,078	2,048	654	201	(940)	23,323
________________________________________________________________________________________________________________________________________________________________________________________
(*) Other activities, unallocated items and eliminations
(A) Primarily related to workforce reductions, mainly in Enlarged Europe, North America and South America
(B) Extension of Takata airbags recall campaign
(C) Increase in provision related to Model Year 2019 - 2021 CAFE penalty rate adjustment
(D) Further refinements in estimate for warranty costs incurred after the contractual warranty period
(E) Primarily impairment expense in Enlarged Europe, mainly related to Russia, as well as North America and South America
(F) Provision related to litigation by certain patent owners related to the use of certain technologies in prior periods
(G) Mainly related to release of litigation provisions, changes in ownership of equity method investments, partially offset by net losses on disposals
Refer to page 14 for an explanation of the items referenced on this page.

Net revenues from external customers to Pro Forma Net revenues and Net profit from continuing operations to Pro Forma Adjusted operating income

Results from continuing operations
2021 Pro Forma	(€ million)	NORTH AMERICA	ENLARGED EUROPE	MIDDLE EAST & AFRICA	SOUTH AMERICA	CHINA AND INDIA & ASIA PACIFIC	MASERATI	OTHER(*)	STELLANTIS
Net revenues from external customers(A)		67,706	58,602	5,165	10,474	3,924	2,002	1,546	149,419
Add: FCA Net revenues from external customers January 1 - 16, 2021(B)		2,015	335	36	189	51	18	60	2,704
Add: Pro Forma adjustments(C)		3	(7)	—	—	—	—	—	(4)
Pro Forma Net revenues from external customers, January 1 - December 31, 2021		69,724	58,930	5,201	10,663	3,975	2,020	1,606	152,119
Net revenues from transactions with other segments		12	130	—	18	5	1	(166)	—
Pro Forma Net revenues(D)		69,736	59,060	5,201	10,681	3,980	2,021	1,440	152,119
Net profit from continuing operations									13,218
Tax expense									1,911
Net financial expenses									734
Share of the profit of equity method investees									(737)
Operating income									15,126
Add: FCA operating income, January 1 - 16, 2021									77
Add: Pro forma adjustments									96
Pro Forma Operating income									15,299
Adjustments:
Restructuring and other costs, net of reversals(E)		(4)	781	2	54	—	1	39	873
Change in estimate of non-contractual warranties(F)		2	581	57	68	13	11	—	732
Reversal of inventory fair value adjustment in purchase accounting(G)		401	89	—	13	19	—	—	522
Impairment expense and supplier obligations(H)		58	233	6	6	—	6	—	309
Brazilian indirect tax-reversal of liability/ recognition of credits(I)		—	—	—	(253)	—	—	—	(253)
Other(J)		228	(17)	(6)	41	7	2	274	529
Total adjustments January 1 - December 31, 2021		685	1,667	59	(71)	39	20	313	2,712
Pro Forma Adjusted operating income(2)		11,356	5,370	545	882	442	103	(687)	18,011
___________________________________________________________________________________________________________________
(*) Other activities, unallocated items and eliminations
(A) PSA was identified as the accounting acquirer in the Merger, which was accounted for as a reverse acquisition, under IFRS 3 – Business Combinations, and, as such, it contributed to the results of the Company beginning January 1, 2021. FCA was consolidated into Stellantis effective January 17, 2021, the day after the Merger became effective.
(B) FCA consolidated Net revenues, January 1 - January 16, 2021, excluding intercompany transactions
(C) Reclassifications made to present FCA’s Net revenues January 1 - January 16, 2021 consistently with that of PSA
(D) Pro Forma Stellantis consolidated Net revenues, January 1 - December 31, 2021
(E) Restructuring and other costs related to reorganization of operations and dealer network, primarily in Enlarged Europe
(F) Change in estimate for warranty costs incurred after the contractual warranty period
(G) Reversal of fair value adjustment recognized in purchase accounting on FCA inventories
(H) Primarily related to certain vehicle platforms in Enlarged Europe
(I) Benefit related to final decision of Brazilian Supreme Court on calculation of state value added tax
(J) Includes other costs primarily related to merger and integration activities

Refer to page 14 for an explanation of the items referenced on this page.

Net profit from continuing operations to Adjusted operating income

Results from continuing operations
2021	(€ million)	NORTH AMERICA	ENLARGED EUROPE	MIDDLE EAST & AFRICA	SOUTH AMERICA	CHINA AND INDIA & ASIA PACIFIC	MASERATI	OTHER(*)	STELLANTIS
Net profit from continuing operations									13,218
Tax expense									1,911
Net financial expenses									734
Share of the profit of equity method investees									(737)
Operating income									15,126
Adjustments:
Restructuring and other costs, net of reversals(A)		(4)	781	2	54	—	1	39	873
Change in estimate of non-contractual warranties(B)		2	581	57	68	13	11	—	732
Reversal of inventory fair value adjustment in purchase accounting(C)		401	89	—	13	19	—	—	522
Impairment expense and supplier obligations(D)		58	233	6	6	—	6	—	309
Brazilian indirect tax-reversal of liability/ recognition of credits(E)		—	—	—	(253)	—	—	—	(253)
Other(F)		228	(17)	(6)	41	7	2	274	529
Total adjustments January 1 - December 31, 2021		685	1,667	59	(71)	39	20	313	2,712
Less: Adjustments January 1 - 16, 2021(G)									11
Adjusted operating income(2)		11,103	5,419	554	873	444	116	(682)	17,827
___________________________________________________________________________________________________________________
(*) Other activities, unallocated items and eliminations
(A) Restructuring and other costs related to reorganization of operations and dealer network, primarily in Enlarged Europe
(B) Change in estimate for warranty costs incurred after the contractual warranty period
(C) Reversal of fair value adjustment recognized in purchase accounting on FCA inventories
(D) Primarily related to certain vehicle platforms in Enlarged Europe
(E) Benefit related to final decision of Brazilian Supreme Court on calculation of state value added tax
(F) Includes other costs primarily related to merger and integration activities
(G) Primarily costs related to the Merger
Refer to page 14 for an explanation of the items referenced on this page.

Cash flows from operating activities to Industrial free cash flows and Cash flows from operating activities to Pro
Forma Industrial free cash flows

(€ million)	2022	2021
Cash flows from operating activities	19,959	18,646
Less: Cash flows from operating activities - discontinued operations	—	—
Cash flows from operating activities - continuing operations	19,959	18,646
Less: Operating activities not attributable to industrial activities	211	276
Less: Capital Expenditures and capitalized research and development expenditures and change in amounts payable on property, plant and equipment and intangible assets for industrial activities	8,938	10,081
Add: Proceeds from disposal of assets and other changes in investing activities	500	327
Less: Contributions of equity to joint ventures and minor acquisitions of consolidated subsidiaries and equity method and other investments	769	811
Add: Net intercompany payments between continuing operations and discontinued operations	—	—
Add: Defined benefit pension contributions, net of tax	278	80
Industrial free cash flows(3)	10,819	7,885
Add: FCA Industrial free cash flows, January 1 - 16, 2021	n.a.	(1,813)
Pro Forma Industrial free cash flows(3)	n.a.	6,072
___________________________________________________________________________________________________________________
n.a. = not applicable

Refer to page 14 for an explanation of the items referenced on this page.

Debt to Industrial net financial position

(€ million)	December 31, 2022	June 30, 2022	December 31, 2021
Debt	(27,153)	(28,164)	(33,582)
Current financial receivables from jointly-controlled financial services companies	321	332	103
Derivative financial assets/(liabilities), net and collateral deposits	52	14	(9)
Financial securities	3,527	1,779	1,499
Cash and cash equivalents	46,433	46,355	49,629
Industrial Net Financial Position Classified as Held for sale	54	—	—
Net financial position	23,234	20,316	17,640
Less: Net financial position of financial services	(2,471)	(1,738)	(1,450)
Industrial net financial position(9)	25,705	22,054	19,090

Refer to page 14 for an explanation of the items referenced on this page.

Reconciliations - H2
Net revenues from external customers to Net revenues and Net profit from continuing operations to Adjusted operating income

Results from continuing operations
H2 2022	(€ million)	NORTH AMERICA	ENLARGED EUROPE	MIDDLE EAST & AFRICA	SOUTH AMERICA	CHINA AND INDIA & ASIA PACIFIC	MASERATI	OTHER(*)	STELLANTIS
Net revenues from external customers		43,032	31,951	3,414	8,407	2,350	1,379	1,060	91,593
Net revenues from transactions with other segments		—	41	—	(20)	3	—	(24)	—
Net revenues		43,032	31,992	3,414	8,387	2,353	1,379	1,036	91,593
Net profit from continuing operations									8,819
Tax expense									744
Net financial expenses									337
Share of the profit of equity method investees									(208)
Operating income									9,692
Adjustments:
Takata recall campaign(A)		382	7	—	—	—	—	—	389
Change in estimate of non-contractual warranties(B)		—	294	14	3	3	—	—	314
Restructuring and other costs, net of reversals(C)		(101)	401	—	3	—	2	1	306
Impairment expense and supplier obligations(D)		81	88	—	—	—	—	1	170
Other(E)		38	(22)	(1)	62	37	—	(36)	78
Total adjustments		400	768	13	68	40	2	(34)	1,257
Adjusted operating income(2)		6,306	3,026	606	1,046	365	139	(539)	10,949
________________________________________________________________________________________________________________________________________________________________________________________
(*) Other activities, unallocated items and eliminations
(A) Change in estimate related to Takata airbags recall campaign, primarily related to North America
(B) Further refinements in estimate for warranty costs incurred after the contractual warranty period
(C) Primarily related to workforce reductions in Enlarged Europe and a reversal of expense recognized in H1 2022 related to North America
(D) Primarily impairment expense in Enlarged Europe, mainly related to Russia, as well as North America
(E) Mainly related to cost for convergence initiatives and litigation, partially offset by gains on disposals

Refer to page 14 for an explanation of the items referenced on this page.

Net revenues from external customers to Net revenues and Net profit from continuing operations to Adjusted operating income

Results from continuing operations
H2 2021	(€ million)	NORTH AMERICA	ENLARGED EUROPE	MIDDLE EAST & AFRICA	SOUTH AMERICA	CHINA AND INDIA & ASIA PACIFIC	MASERATI	OTHER(*)	STELLANTIS
Net revenues from external customers		37,286	27,098	2,654	5,732	2,102	1,139	798	76,809
Net revenues from transactions with other segments		3	(78)	—	13	(5)	(3)	70	—
Net revenues		37,289	27,020	2,654	5,745	2,097	1,136	868	76,809
Net profit from continuing operations									7,418
Tax expense									182
Net financial expenses									517
Share of the profit of equity method investees									(335)
Operating income									7,782
Adjustments:
Change in estimate of non-contractual warranties(A)		2	581	57	68	13	11	—	732
Restructuring and other costs, net of reversals(B)		(2)	294	1	6	—	1	32	332
Impairment expense and supplier obligations(C)		58	212	6	6	—	6	—	288
Brazilian indirect tax-reversal of liability/ recognition of credits(D)		—	—	—	(31)	—	—	—	(31)
Other(E)		192	(102)	(6)	41	7	—	154	286
Total adjustments July 1 - December 31, 2021		250	985	58	90	20	18	186	1,607
Adjusted operating income(2)		6,120	2,541	298	556	236	74	(436)	9,389
___________________________________________________________________________________________________________________
(*) Other activities, unallocated items and eliminations
(A) Change in estimate for warranty costs incurred after the contractual warranty period
(B) Restructuring and other costs related to reorganization of operations and dealer network, primarily in Enlarged Europe
(C) Primarily related to certain vehicle platforms in Enlarged Europe
(D) Benefit related to final decision of Brazilian Supreme Court on calculation of state value added tax
(E) Includes other costs primarily related to merger and integration activities

Refer to page 14 for an explanation of the items referenced on this page.

Cash flows from operating activities to Industrial free cash flows

(€ million)	H2 2022	H2 2021
Cash flows from operating activities	10,116	13,031
Less: Cash flows from operating activities - discontinued operations	—	—
Cash flows from operating activities - continuing operations	10,116	13,031
Less: Operating activities not attributable to industrial activities	82	298
Less: Capital Expenditures and capitalized research and development expenditures and change in amounts payable on property, plant and equipment and intangible assets for industrial activities	4,550	5,099
Add: Proceeds from disposal of assets and other changes in investing activities	249	227
Less: Contributions of equity to joint ventures and minor acquisitions of consolidated subsidiaries and equity method and other investments	476	670
Add: Net intercompany payments between continuing operations and discontinued operations	—	—
Add: Defined benefit pension contributions, net of tax	243	44
Industrial free cash flows(3)	5,500	7,235

Refer to page 14 for an explanation of the items referenced on this page.

NOTES

(1) Completed merger of Peugeot S.A. (“PSA”) with and into Fiat Chrysler Automobiles N.V. (“FCA”) on January 16, 2021 (“Merger”). On January 17, 2021, combined company was renamed Stellantis N.V. (“Stellantis” or “Company”). PSA was determined to be the acquirer for accounting purposes, therefore, the historical financial statements of Stellantis represent the continuing operations of PSA, which also reflect the loss of control and the classification of Faurecia S.E. (“Faurecia”) as a discontinued operation as of January 1, 2021 with the restatement of comparative periods. Acquisition date of business combination was January 17, 2021, therefore, results of FCA for the period January 1 - 16, 2021 are excluded from full year 2021 results unless otherwise stated. 2021 Pro Forma results are presented as if the Merger had occurred on January 1, 2020 and include results of FCA for the period January 1 – 16, 2021.
(2) Adjusted operating income/(loss) excludes from Net profit/(loss) from continuing operations adjustments comprising restructuring, impairments, asset write-offs, disposals of investments and unusual operating income/(expense) that are considered rare or discrete events and are infrequent in nature, as inclusion of such items is not considered to be indicative of the Company's ongoing operating performance, and also excludes Net financial expenses/(income), Tax expense/(benefit) and Share of the profit/(loss) of equity method investees.
Unusual operating income/(expense) are impacts from strategic decisions, as well as events considered rare or discrete and infrequent in nature, as inclusion of such items is not considered to be indicative of the Company's ongoing operating performance. Unusual operating income/(expense) includes, but may not be limited to: impacts from strategic decisions to rationalize Stellantis' core operations; facility-related costs stemming from Stellantis' plans to match production capacity and cost structure to market demand, and convergence and integration costs directly related to significant acquisitions or mergers.
(3) Industrial free cash flows is calculated as Cash flows from operating activities less: cash flows from operating activities from discontinued operations; cash flows from operating activities related to financial services, net of eliminations; investments in property, plant and equipment and intangible assets for industrial activities; contributions of equity to joint ventures and minor acquisitions of consolidated subsidiaries and equity method and other investments; and adjusted for: net intercompany payments between continuing operations and discontinued operations; proceeds from disposal of assets and contributions to defined benefit pension plans, net of tax. For the year ended December 31, 2021, Pro Forma Industrial free cash flows includes the Industrial free cash flows of FCA for the period January 1 - January 16, 2021. The timing of Industrial free cash flows may be affected by the timing of monetization of receivables and the payment of accounts payables, as well as changes in other components of working capital, which can vary from period to period due to, among other things, cash management initiatives and other factors, some of which may be outside of the Company’s control.
(4) Source: China State Information Center (SIC), S&P Global, Ward's Automotive and Company estimates.
(5) Including Scopes 1 and 2 (-75% in absolute emissions tCO2eq) and Scope 3 (-50% in intensity emissions tCO2eq/vh)
(6) In absolute emissions tCO2 vs. baseline 2021
(7) Closing of transaction is expected to occur in H1 2023 and is subject to customary closing conditions, including regulatory approvals
(8) Combined shipments include shipments by Company's consolidated subsidiaries and unconsolidated joint ventures, whereas Consolidated shipments only include shipments by Company's consolidated subsidiaries.
(9) Industrial net financial position is calculated as Debt plus derivative financial liabilities related to industrial activities less (i) cash and cash equivalents, (ii) financial securities that are considered liquid, (iii) current financial receivables from the Company or its jointly controlled financial services entities and (iv) derivative financial assets and collateral deposits. Therefore, debt, cash and cash equivalents and other financial assets/
liabilities pertaining to Stellantis’ financial services entities are excluded from the computation of the Industrial net financial position. Industrial net financial position includes the Industrial net financial position classified as held for sale.
Rankings, market share and other industry information are for the full year unless otherwise stated and are derived from third-party industry sources (e.g. Agence Nationale des Titres Sécurisés (ANTS), Associação Nacional dos Fabricantes de Veículos Automotores (ANFAVEA), Ministry of Infrastructure and Sustainable Mobility (MIMS), S&P Global, Ward’s Automotive) and internal information.
For purposes of this document, and unless otherwise stated, rankings, market share and other industry information are for passenger cars (PC) plus light commercial vehicles (LCV), except as noted below:
•Middle East & Africa exclude Iran, Sudan and Syria;
•India & Asia Pacific reflects aggregate for major markets where Stellantis competes (Japan (PC), India (PC), South Korea (PC + Pickups), Australia, New Zealand and South East Asia);
•China represents PC only; and
•Maserati reflects aggregate for 17 major markets where Maserati competes and is derived from S&P Global data, Maserati competitive segment and internal information.
Prior period figures have been updated to reflect current information provided by third-party industry sources.
Rankings, market share and other industry information relating to 2021 includes FCA for the period January 1 - 16, 2021.
Commercial Vehicles include vans, light and heavy-duty trucks and passenger vehicles registered or converted for commercial use.
EU30 = EU 27 (excluding Malta), Iceland, Norway, Switzerland and UK
Low emission vehicles (LEV) = battery electric (BEV), plug-in hybrid (PHEV) and fuel cell electric (FCEV) vehicles.
All Stellantis reported BEV and LEV sales include Citroën Ami and Opel Rocks-e; in countries where these vehicles are classified as quadricycles, they are excluded from Stellantis reported combined sales, industry sales and market share figures.

U.S. and Canada PHEV rankings are per S&P Global vehicles registrations; PC and light-duty trucks

Appendix
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
This Unaudited Pro Forma Consolidated Financial Information has been prepared to give effect to completion of the Merger of PSA and FCA to create Stellantis, which was completed on January 17, 2021, as if it had been completed on January 1, 2020. The Unaudited Pro Forma Consolidated Financial Information includes the unaudited pro forma consolidated income statement for year ended December 31, 2021 and the related explanatory notes (the “Unaudited Pro Forma Consolidated Financial Information”). The Unaudited Pro Forma Consolidated Financial Information has been prepared for illustrative purposes only with the aim to provide comparative period income statement information, and does not necessarily represent what the actual results of operations would have been had the Merger been completed on January 1, 2020. Additionally, the Unaudited Pro Forma Consolidated Financial Information does not attempt to represent, or be an indication of, the future results of operations or cash flows of Stellantis. No pro forma statement of financial position has been presented as the effects of the merger have been reflected in the Consolidated Statement of Financial Position of Stellantis as of December 31, 2021.
The Unaudited Pro Forma Consolidated Financial Information presented herein is derived from (i) the Consolidated Income Statement of Stellantis for the year ended December 31, 2021 and (ii) FCA’s accounting records for the period from January 1, 2021 to January 16, 2021. The Unaudited Pro Forma Consolidated Financial Information should be read in conjunction with the historical consolidated financial statements referenced above and the accompanying notes thereto.
The consolidated financial statements of Stellantis and FCA are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in accordance with IFRS as adopted by the European Union. There is no effect on the consolidated financial statements resulting from differences between IFRS as issued by the IASB and IFRS as adopted by the European Union. The Unaudited Pro Forma Consolidated Financial Information is prepared on a basis that is consistent with the accounting policies used in the preparation of the Consolidated Financial Statements of Stellantis as of and for the year ended December 31, 2022 and 2021.
The historical consolidated financial information has been adjusted in the accompanying Unaudited Pro Forma Consolidated Financial Information to give effect to unaudited pro forma events that are directly attributable to the Merger and factually supportable. Specifically, the pro forma adjustments relate to the following:
•The purchase price allocation, primarily to reflect adjustments to depreciation and amortization associated with the acquired property, plant and equipment and intangible assets with a finite useful life, as well as a reduction in the interest expense related to the fair value adjustment to financial liabilities.
•The alignment of accounting policies of FCA to those applied by Stellantis.
•The elimination of intercompany transactions between FCA and PSA.
The pro forma adjustments relate to the period from January 1, 2021 to January 16, 2021.
The Unaudited Pro Forma Consolidated Financial Information does not reflect any anticipated synergies, operating efficiencies or cost savings that may be achieved, or any integration costs that may be incurred, following the completion of the Merger.

UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2021

2021 (€ million, except per share amounts)	Stellantis	January 1 - 16, 2021 results of FCA	Purchase Price Allocation	Other adjustments	Stellantis Pro Forma Consolidated Income Statement
	Note 1	Note 2	Note 3	Note 4
Net revenues	149,419	2,704	2	(6)	152,119
Cost of revenues	119,943	2,322	(52)	(6)	122,207
Selling, general and other costs	9,130	192	(2)	—	9,320
Research and development costs	4,487	113	(40)	—	4,560
Gains/(losses) on disposal of investments	(35)	—	—	—	(35)
Restructuring costs	698	—	—	—	698
Operating income/(loss)	15,126	77	96	—	15,299
Net financial expenses/(income)	734	29	(17)	—	746
Profit/(loss) before taxes	14,392	48	113	—	14,553
Tax expense	1,911	21	7	—	1,939
Share of the profit of equity method investees	737	3	—	—	740
Net profit/(loss) from continuing operations	13,218	30	106	—	13,354
Profit/(loss) from discontinued operations, net of tax	990	—	—	—	990
Net profit/(loss)	14,208	30	106	—	14,344

Net profit/(loss) attributable to:
Owners of the parent	14,200	30	106	—	14,336
Non controlling interests	8	—	—	—	8

Net profit/(loss) from continuing operations
Owners of the parent	13,210	30	106	—	13,346
Non controlling interests	8	—	—	—	8

Earnings per share (€/share):
Basic earnings per share	4.64				4.69
Diluted earnings per share	4.51				4.55

Earnings per share from continuing operations (€/share):
Basic earnings per share	4.32				4.36
Diluted earnings per share	4.19				4.23
The accompanying notes are an integral part of the Unaudited Pro Forma Consolidated Financial Information.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
Note 1 – Stellantis
This column represents the Consolidated Income Statement of Stellantis for the year ended December 31, 2021.
Note 2 – FCA Historical
This column represents the FCA results for the period from January 1, 2021 to January 16, 2021, as derived from FCA’s accounting records.
Note 3 – Purchase Price Allocation
As noted in the introduction to this Unaudited Pro Forma Consolidated Financial Information, the Merger has been accounted for using the acquisition method of accounting in accordance with IFRS 3, with PSA identified as the accounting acquirer (reverse acquisition accounting). The acquisition method of accounting under IFRS 3 applies the fair value concepts defined in IFRS 13 and requires, among other things, that the assets acquired and the liabilities assumed in a business combination be recognized by the acquirer at their fair values as of the Merger date, which for accounting purposes was January 17, 2021. As a result, the acquisition method of accounting has been applied and the assets and liabilities of FCA have been recognized at the Merger acquisition date at their respective fair values, with limited exceptions as permitted by IFRS 3. The excess of the consideration transferred over the fair value of FCA’s assets acquired and liabilities assumed has been recorded as goodwill.
The Unaudited Pro Forma Consolidated Financial Information reflects the effects of the purchase accounting adjustments, where applicable, on the unaudited pro forma consolidated income statement for the year ended December 31, 2021 as if the Merger had occurred on January 1, 2020.
The following tables provide a summary of the pro forma effects of the purchase price allocation adjustments in the unaudited pro forma consolidated income statement for the year ended December 31, 2021.

For the period January 1 - 16, 2021

January 1 - 16, 2021 (€ million)	Intangible assets	Property, plant and equipment	Financial liabilities	Other	Total
	(A)	(B)	(C)	(D)
Net revenues	—	—	—	2	2
Cost of revenues	—	45	—	7	52
Selling, general and other costs	—	2	—	—	2
Research and development costs	40	—	—	—	40
Net financial expenses/(income)	—	—	21	(4)	17
Tax expenses	(4)	—	(3)	—	(7)
Net profit	36	47	18	5	106
The pro forma adjustments are described in further detail below.
A.Intangible assets
The fair value of brands (Jeep, Ram, Dodge, Fiat, Maserati, Alfa Romeo and Mopar) was determined through an income approach based on the relief from royalty method, which requires an estimate of future expected cash flows. The useful life associated with the brands is determined to be indefinite. For capitalized development expenditures, the fair value has been assessed according to a multi-criteria approach based on relief from royalty method and an excess-earning method. The fair value for the Dealer network has been assessed using the replacement cost method. The fair value of reacquired rights has been valued based on the discounted cash flows expected from the related agreement.
Amortization of intangible assets has been calculated on the fair value taking into account the estimated remaining useful life of the acquired assets. The related change in amortization as a result of the fair value adjustment to intangible assets was a net decrease in amortization expense of €40 million for the period January 1 to January 16, 2021, which has been recorded within Research and development costs in relation to capitalized research and development costs and other intangible assets.

B.Property, plant and equipment
The fair value of property, plant and equipment was determined primarily through the replacement cost method, which requires an estimation of the physical, functional and economic obsolescence of the related assets. A market approach, which requires the comparison of the subject assets to transactions involving comparable assets, was applied to determine the fair value of land. The fair value of certain assets was determined through an income approach.
Depreciation has been calculated on the fair value taking into account the estimated remaining useful life of the acquired assets. The related change in depreciation as a result of the fair value adjustment to property, plant and equipment was a decrease in depreciation expense of €47 million for the period January 1 to January 16, 2021, of which €45 million has been recorded within Cost of revenues and €2 million within Selling, general and other costs in the Unaudited Pro Forma Consolidated Financial Information.
C.Financial liabilities
Purchase price adjustments were recognized to step up to fair value the financial liabilities based on quoted market prices for listed debt and based on discounted cash flow models for debt that is not listed. The fair value adjustments to financial liabilities resulted in a decrease in interest expense due to the decrease of the effective interest rate based on current market conditions of €21 million for the period January 1 to January 16, 2021 and has been recorded within Net financial income (expense) in the Unaudited Pro Forma Consolidated Financial Information.
D.Other
Primarily reflects:
•the recognition of additional revenue of €2 million for the period January 1 to January 16, 2021, as a result of a step up to fair value of deferred revenue relating to extended warranty service contracts, as well as additional finance costs of €4 million for the period January 1 to January 16, 2021, due to the recognition of the fair value adjustments of the related liabilities.
•the reversal of the impact on cost of revenues of €7 million for the period January 1 to January 16, 2021 of certain prepaid assets that were written off as part of the purchase price allocation.
The step up in the value of inventories has not been recognized as a pro forma adjustment as this impact has been recognized in Stellantis results for the year ended December 31, 2021.
E.Tax expense
Represents the tax effects on the pro forma adjustments reflected in the unaudited pro forma consolidated income statement, calculated based on statutory tax rates applicable in the relevant jurisdictions.
Note 4 – Other Adjustments
Other adjustments include the elimination of the intercompany transactions with Sevel in the Stellantis Consolidated Income Statement for the year ended December 31, 2021 of €6 million. Sevel is a joint operation that was previously owned 50 percent each by both PSA and FCA. Upon completion of the Merger, Stellantis holds 100 percent of Sevel, which is fully consolidated from that date.

Note 5 - Pro Forma Earnings per Share
Pro Forma basic earnings per share is calculated by dividing the Pro Forma Net profit from continuing operations attributable to the owners of the parent by the Pro Forma weighted average number of shares outstanding, as adjusted for the Merger.
Pro Forma diluted earnings per share is calculated by adjusting the historical diluted weighted average number of shares outstanding with the Pro Forma weighted average number of dilutive shares outstanding, as adjusted for the Merger.

Pro Forma Basic earnings per share

2021 (€ million)
(€ million except otherwise noted)	Stellantis	Continuing operations	Discontinued operations
Net profit attributable to owners of the parent, as adjusted	€14,200	€13,210	€990
Add: FCA Net profit attributable to owners of the parent, January 1 - 16, 2021	30	30	—
Add: Pro forma adjustments	106	106	—
Pro Forma Net profit attributable to owners of the parent (A)	€14,336	€13,346	€990
Weighted average number of shares outstanding for basic earnings per share (thousand), January 17 - December 31, 2021 (B)	3,059,284	3,059,284	3,059,284
Pro Forma Basic earnings per share (€ per share) (A/B)	€4.69	€4.36	€0.32
Pro Forma Diluted earnings per share

2021 (€ million)
(€ million except otherwise noted)	Stellantis	Continuing operations	Discontinued operations
Net profit attributable to owners of the parent, as adjusted	€14,200	€13,210	€990
Add: FCA Net profit attributable to owners of the parent, January 1 - 16, 2021	30	30	—
Add: Pro forma adjustments	106	106	—
Pro Forma Net profit attributable to owners of the parent (A)	€14,336	€13,346	€990
Weighted average number of shares outstanding (thousand), January 17 - December 31, 2021	3,059,284	3,059,284	3,059,284
Number of shares deployable for share-based compensation, January 17 - December 31, 2021 (thousand)	23,651	23,651	23,651
Equity warrants delivered to General Motors (thousand)	68,497	68,497	68,497
Pro Forma Weighted average number of shares outstanding for diluted earnings per share (thousand) (B)	3,151,432	3,151,432	3,151,432
Pro Forma Diluted earnings per share (€ per share) (A/B)	€4.55	€4.23	€0.31

SAFE HARBOR STATEMENT
This document, in particular references to “FY 2023 Guidance”, contains forward looking statements. In particular, statements regarding future financial performance and the Company’s expectations as to the achievement of certain targeted metrics, including revenues, industrial free cash flows, vehicle shipments, capital investments, research and development costs and other expenses at any future date or for any future period are forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Company’s current state of knowledge, future expectations and projections about future events and are by their nature, subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them.
Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the Company’s ability to launch new products successfully and to maintain vehicle shipment volumes; changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality; the Company’s ability to realize the anticipated benefits of the merger; the Company’s ability to offer innovative, attractive products and to develop, manufacture and sell vehicles with advanced features including enhanced electrification, connectivity and autonomous-driving characteristics; the continued impact of unfilled semiconductor orders; the continued impact of the COVID-19 pandemic; the Company’s ability to successfully manage the industry-wide transition from internal combustion engines to full electrification; the Company’s ability to produce or procure electric batteries with competitive performance, cost and at required volumes; a significant malfunction, disruption or security breach compromising information technology systems or the electronic control systems contained in the Company’s vehicles; exchange rate fluctuations, interest rate changes, credit risk and other market risks; increases in costs, disruptions of supply or shortages of raw materials, parts, components and systems used in the Company’s vehicles; changes in local economic and political conditions; changes in trade policy, the imposition of global and regional tariffs or tariffs targeted to the automotive industry, the enactment of tax reforms or other changes in tax laws and regulations; the level of government economic incentives available to support the adoption of battery electric vehicles; various types of claims, lawsuits, governmental investigations and other contingencies, including product liability and warranty claims and environmental claims, investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the level of competition in the automotive industry, which may increase due to consolidation and new entrants; the Company’s ability to attract and retain experienced management and employees; exposure to shortfalls in the funding of the Company’s defined benefit pension plans; the Company’s ability to provide or arrange for access to adequate financing for dealers and retail customers and associated risks related to the establishment and operations of financial services companies; the Company’s ability to access funding to execute its business plan; the Company’s ability to realize anticipated benefits from joint venture arrangements; disruptions arising from political, social and economic instability; risks associated with the Company’s relationships with employees, dealers and suppliers; the Company’s ability to maintain effective internal controls over financial reporting; developments in labor and industrial relations and developments in applicable labor laws; earthquakes or other disasters; and other risks and uncertainties.

Any forward-looking statements contained in this document speak only as of the date of this document and the Company disclaims any obligation to update or revise publicly forward-looking statements. Further information concerning the Company and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission and AFM.